January 30, 1998

     VIA EDGAR
     --------------------------

     Securities and Exchange Commission
     450 5th Street, N.W.
     Washington, D.C.  20549

          RE: Form 8-A12B/A filed January 12, 1998 with respect to DST Systems, Inc. (Commission file no. 1-14036)

     Ladies and Gentlemen:

          As legal counsel for DST Systems, Inc. ("DST") (Commission file no. 1-14036), we hereby request on behalf of DST that the
     Form 8-A12B/A relating to DST's preferred share purchase rights filed on January 12, 1998 be withdrawn. Please contact the undersigned to confirm such withdrawal or if you have any questions.

                                   SONNENSCHEIN NATH & ROSENTHAL


                                   /s/ Leonard W. Jurden

     LWJ/cet